SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING

    (Check   One): [ ]  Form 10-K [  ]  Form 11-K  [  ]  Form 20F [X] Form 10-Q

[ ] Form N-SAR

      For Period Ended:  MARCH 30, 2003
                         --------------

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K


    For the Transition Period Ended:
                                       -----------------------------------------

   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: HEALTH EXPRESS USA, INC.
                         ------------------------

Former name if applicable: N/A
                           ---

Address of principal  executive  office  (Street and number):
                        1761 WEST  HILLSBORO  BLVD., SUITE 203
                        --------------------------------------

City, state and zip code:  DEERFIELD BEACH, FLORIDA 33442
                           ------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12B-25

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to unforeseeable circumstances, which caused a delay in preparing the quarterly statements for the period ended March 30, 2003, the Registrant respectfully requests an extension of the filing date of its Quarterly Report on Form 10-QSB for the period ended March 30, 2003.


                                     PART IV
                                OTHER INFORMATION

      1. Name and telephone number of person to contact in regard to this notification:


            DOUGLAS BAKER               (954)               570-5900
            (Name)                  (Area code)       (Telephone number)

      2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [ X ]  Yes  [  ] No

      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ X]  Yes  [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION TO PART IV, (3)

      In response to the filing of a Form SB-2 Registration Statement on April 4, 2003, the SEC issued a comment letter on May 2, 2003 ("Comment Letter"). Comment 40 in the Comment Letter raises the issue that Health Express' financial statements need to be amended as a result of the application of SFAS No. 144 to reflect the closure of Health Express' Fort Lauderdale restaurant in September 2002 as "discontinued operations" beginning with the period ended September 29, 2002. The result of the application of SFAS No. 144 to Health Express' statement of operations is to consolidate a significant portion of Health Express' operations into "discontinued operations" beginning with the three month period ended September 29, 2002. Quantitatively, the net loss and stockholders' equity (deficit) for Health Express will not change from what has been previously reported in any prior period. While this change will effect the comparison between the period ended March 30, 2003 to the year earlier period, the change requested by the SEC will not effect what will otherwise be reported for the three month period ended March 30, 2003.

                                                                     FORM 12B-25


                            HEALTH EXPRESS USA, INC.
                            ------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  May 14, 2003              By:    /s/ DOUGLAS BAKER
                                      ------------------------------------------
                                        Douglas Baker, Chief Executive Officer